Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

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NEUBERGER BERMAN CLOSED-END FUNDS ANNOUNCE

PRELIMINARY RESULTS OF TENDER OFFERS

NEW YORK, NY October 19, 2009 — Neuberger Berman California Intermediate Municipal Fund Inc. (NYSEAmex: NBW), Neuberger Berman Income Opportunity Fund Inc. (NYSEAmex: NOX) and Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (each, a “Fund” and collectively, the “Funds”) each announced today the preliminary results of its tender offer. The tender offers, all of which expired at 5:00 p.m., New York City time on Friday October 16, 2009 were oversubscribed. Due to the fact that the number of shares tendered exceeded the number of shares each Fund offered to purchase, each Fund will purchase the maximum percentage of outstanding common shares it previously announced (10% for each of NOX and NBW and 5% for NRO) on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the Offer to Purchase.

Based on preliminary information, the results of the tender offers are provided in the table below. The Funds currently expect that they will announce the final results of their tender offers on Thursday, October 22, 2009, the day after the expiration of the period for delivering shares tendered by guaranteed delivery.

Fund	Number of Shares Tendered	Percentage of Outstanding Shares Tendered	Shares Tendered Via Guaranteed Delivery
NBW	1,422,984	23.25%	45,108
NOX	2,137,339	13.39%	62,384
NRO	3,827,666	5.59%	609,251

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of September 30, 2009, assets under management were approximately $168 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals though customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.